Exhibit 99.1

SUPPLEMENT TO INFORMATION STATEMENT

PORTUGAL TELECOM, SGPS, S.A.

The attached earnings release of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PT Multimédia”) for the nine months ended September 30, 2007 supplements, and is incorporated by reference into, the Information Statement, dated October 15, 2007, of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”).  The Information Statement relates to the spin-off by Portugal Telecom of ordinary shares, nominal value €0.01 per share, of PT Multimédia.  Portugal Telecom intends to accomplish the spin-off through a distribution of ordinary shares of PT Multimédia to the holders of ordinary shares, nominal value €0.03 per share, of Portugal Telecom and of American Depositary Shares representing ordinary shares of Portugal Telecom (“PT ADSs”).  Holders of PT ADSs will receive the distribution in the form of American Depositary Shares representing ordinary shares of PT Multimédia (“PTM ADSs”). The spin-off will be implemented in accordance with Portuguese law.

In reviewing this supplement, you should carefully consider the matters described under “Risk Factors” beginning on page 8 of the Information Statement for a discussion of certain factors that should be considered by recipients of PT Multimédia ordinary shares and PTM ADSs.

The Securities and Exchange Commission, any state securities commission and the Portuguese securities commission have not approved or disapproved of the PT Multimédia ordinary shares or the spin-off of these shares or determined if the Information Statement, this supplement or any document referred to therein is truthful or complete.  Any representation to the contrary is a criminal offense.

The Information Statement and this supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities.  We are furnishing the Information Statement and this supplement solely to provide information to our shareholders about the spin-off.

The date of this supplement is October 16, 2007.

First nine months 2007

Table of Contents

01	Highlights	3
02	Business performance	5
03	Consolidated income statement	8
04	Capex	12
05	Cash flow	13
06	Consolidated balance sheet	14

01   Highlights

Lisbon, Portugal, 16 October 2007 - PT Multimedia today announces its results for the first nine months ended 30 September 2007.

•         Continued growth in customer base: 4.8% y.o.y to 1,521 thousand at the end of 3Q07, with 26 thousand net additions in 3Q07.

•         Strong operational momentum: RGUs up by 14.7%, with the number of products sold to each subscriber increasing from 1.39x in 3Q06 to 1.52x in 3Q07:

•    Broadband customers up by 11.0% to 387 thousand (6 thousand net additions in 3Q07);

•    Digital extended basic subscribers up by 60.4% to 356 thousand (28 thousand net additions in  3Q07);

•    Strong telephony take-up, with 30 thousand net additions in 3Q07

•         Consistent blended ARPU growth:  Blended ARPU increased by 4.7%, reaching Euro 30.9 in 3Q07.

•         Operating revenues increased by 7.9% y.o.y to Euro 528 million in 9M07, underpinned by the growth in revenues across all businesses.

•         Net income of Euro 52 million in 9M07, compared to Euro 60 million in 9M06.

•         Capex decreased 33.1% y.o.y to Euro 64 million in 9M07, corresponding to 12.2% of revenues. Key investments included: the launch of telephony, additional homes passed, and network upgrades to provide greater customer bandwidth and improve quality of service.

•         Distributable reserves amounted to Euro 330 million as at 30 September 2007.

Commenting, Rodrigo Costa, PT Multimedia’s Chief Executive Officer, said:

“PT Multimedia’s imminent independence from Portugal Telecom represents a major opportunity for the Portuguese market and for PT Multimedia itself. We are set to redefine the way we operate in the market, and our know-how, ambition and energy are key strengths that we will deploy from day one.

The new management team is highly experienced in the telecommunication market. Our initial focus is on operational efficiency and exploring organic growth in our triple play offers. We are also focusing on redefining a new business end-to-end strategy for the years to come. Our goal is to discuss our strategic options and approve a plan for growth with our board in the near future.”

Table 1   Highlights

	3Q07	3Q06	y.o.y		9M07	9M06	y.o.y
Operational highlights('000)
Basic Subscribers(1,2)	1,521	1,451	4.8%		1,521	1,451	4.8%
Digital Extended Basic Subscribers	356	222	60.4%		356	222	60.4%
Broadband Internet Subscribers	387	349	11.0%		387	349	11.0%
Fixed Telephony Subscribers	54	n.a.	n.m.		54	n.a.	n.m.
RGUs (3)	2,318	2,022	14.7%		2,318	2,022	14.7%
Blended ARPU (Euro)	30.9	29.5	4.7%		30.7	29.0	5.7%

Financial highlights (Euro million)
Operating revenues	176.9	164.5	7.5%		527.6	489.1	7.9%
Pay TV, Broadband and Telephony(stand alone)	155.5	145.5	6.9%		461.7	437.3	5.6%
Operating costs excluding D&A	120.0	112.2	7.0%		356.7	330.7	7.9%
Net income	11.5	16.9	(31.8)%		51.9	60.4	(14.0)%
Capex	23.4	20.7	13.3%		64.2	96.0	(33.1)%
Capex as % of revenues	13.2%	12.6%	0.7	pp	12.2%	19.6%	(7.5	)pp

(1)             These figures are related to the total number of Pay-TV basic customers, including the cable and satellite platforms. PT Multimedia offers several basic services, based on different technologies, directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(2)             These figures include products in temporary promotions, such as “Try and Buy” promotions.

(3)             Revenue Generating Units correspond to the sum of Pay-TV basic customers plus Pay-TV extended basic customers plus broadband internet customers plus fixed telephony customers.

02   Business Performance

Table 2   KPIs

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Pay TV, Broadband and Telephony	2,726	2,801	(2.7)%	2,726	2,801	(2.7)%
Homes passed(1) ('000)
Basic Subscribers (2,3) ('000) of which:	1,521	1,451	4.8%	1,521	1,451	4.8%
Digital Extended Basic	356	222	60.4%	356	222	60.4%
Premium Pay-TV	803	740	8.5%	803	740	8.5%
Broadband Internet	387	349	11.0%	387	349	11.0%
Fixed Telephony	54	n.a.	n.m.	54	n.a.	n.m.
RGUs(4)	2,318	2,022	14.7%	2,318	2,022	14.7%
RGUs per subscriber(4)	1.52	1.39	9.4%	1.52	1.39	9.4%

Net additions ('000)
Subscribers	26	7	263.7%	41	(28)	n.m.
Digital Extended Basic	28	26	10.8%	86	114	(24.9)%
Premium Pay-TV	27	5	n.m.	23	(28)	n.m.
Broadband Internet	6	4	60.1%	25	1	n.m.
Fixed Telephony	30	n.a.	n.m.	54	n.a.	n.m.
RGUs	90	37	145.4%	206	87	137.5%

Blended ARPU (Euro)	30.9	29.5	4.7%	30.7	29.0	5.7%
Pay-TV ARPU	25.0	24.3	2.7%	25.0	23.7	5.4%
Broadband ARPU	21.7	21.8	(0.6)%	21.9	22.3	(1.8)%
Cinema Exhibition
Revenue per spectator	3.9	4.0	(1.5)%	3.9	3.9	0.0%
Tickets sold ('000)	2,284	2,212	3.3%	6,100	5,849	4.3%

(1)                                  In 2Q07, TV Cabo undertook an internal audit of its database, reducing the number of recorded homes passed by 230 thousand. Considering the impact of this database clean-up the number of Homes-passed would have reduced to approximately 2.676 thousand at the end of 1Q07 and to approximately 2.651 thousand at the end of 2006.

(2)                                  These figures are related to the total number of Pay-TV basic customers, including the cable and satellite platforms. PT Multimedia offers several basic services, based on different technologies, directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(3)                                  These figures include products in temporary promotions, such as “Try and Buy” promotions.

(4)                                  Revenue Generating Units correspond to the sum of Pay-TV basic customers plus Pay-TV extended basic customers plus broadband internet customers plus fixed telephony customers.

Pay-TV, Broadband and Telephony

PT Multimedia’s customer base increased by 4.8% y.o.y to 1,521 thousand at the end of 3Q07. The number of products per subscriber increased from 1.39 per subscriber at the end of 3Q06 to 1.52 per subscriber at the end of 3Q07, leading to an increase in RGUs of 14.7% to 2,318 thousand. This strong performance reflects the consistent improvement in the quality of service provided by TV Cabo, the success of the cross selling and up-selling strategies, and the launch of new double-play packages and triple-play packages including telephony service, which we believe in turn are also contributing to reduce churn levels across all products.

At the beginning of September, TV Cabo launched its first above-the-line advertising campaign for triple-play services, offering promotional discounts to those clients who simultaneously subscribed to more than one product. In 3Q07, over 20% of PT Multimedia’s new subscribers were triple-play, which, coupled with the launch of PT Multimedia’s telephony service and the growth of the digital Pay TV package, underpinned ARPU, which increased by 4.7% to Euro 30.9.

In 3Q07, TV Cabo continued to invest in the expansion and upgrade of its network. At the end of September 2007, three of the four high capacity fibre optical rings that comprise greater Oporto’s fibre to the hub architecture had been installed and were functional, increasing the broadband capacity of that area.

The number of homes passed increased by 25 thousand in 1Q07, 21 thousand in 2Q07 and 29 thousand in 3Q07 reaching 2,726 thousand at the end of September 2007. At present, 98% of homes passed are bi-directional and therefore broadband and digital TV enabled, and 96% are VoIP compliant.

Pay-TV

Pay-TV customers reached 1,521 thousand at the end of September 2007, with net additions of 26 thousand in 3Q07, as compared to net additions of 7 thousand in the same period last year. This strong performance reflects a significant decrease in churn levels, primarily related to the significant improvements in the quality of service provided by TV Cabo and a more comprehensive triple-play offer following the launch of voice service.

In September, PT Multimedia enhanced its Pay-TV offer with the inclusion of Fox Life in its cable basic package and the launch of 10 additional channels in the digital cable basic and extended basic packages: Bloomberg España, Phoenix Infonews, Deutsche Welle, Inter+, RTR-Planeta, TVR International, TV Bulgária, Cubavision Internacional, Phoenix CNE and Vesti. These channels target the most representative immigrant communities in Portugal.

Additionally, the extended basic package was strengthened with the introduction of Fox Crime and FX (on an exclusive basis). Currently, this package includes 80 channels, and continues to be a key driver of new customer additions and increased ARPU. The extended basic package reached 356 thousand subscribers at the end of September 2007, with 28 thousand net additions in 3Q07.

Premium subscriptions reached 803 thousand at the end of September 2007, with 27 thousand net additions in the quarter, reflecting the take-up of the Sport TV premium sports channel following the start of the Portuguese Football Premier League. In 3Q07, TV Cabo strengthed its premium offer with the launch of two new premium channels produced by TV Globo, the leading Brazilian TV Network and content producer: TV Globo Portugal and Premium Futebol Club. TV Globo Portugal is a Brazilian entertainment channel specifically aimed at Portuguese families. Premium Futebol Club covers the main Brazilian regional football championships and Copa Brazil.

Pay-TV ARPU reached Euro 25.0 in 3Q07, an increase of 2.7% y.o.y, boosted by the strong take-up of the digital TV package and the increase in premium sport channels penetration.

Broadband Internet

In 3Q07, broadband internet customers increased by 11.0% y.o.y to 387 thousand, with 6 thousand net additions in the period. In September, simultaneously with the launch of its triple-play advertising campaign and promotions, TV Cabo increased the international traffic limits of its 256Kps and 1Mbps services from 1GB to 5GB, and from 4GB to 10GB, respectively. Additionally, for a six-month promotional period, the download speeds of the 256Kbps, 1Mbps and

8Mbps services were increased to 2Mbps, 4Mbps and 12Mbps, respectively. Despite fierce competition in cabled areas, TV Cabo continued to capture a share of net additions which was in line with its market share and, through segmentation of its offer and focus on high ARPU customers, kept broadband revenue per subscriber broadly stable at Euro 21.7.

Fixed Telephony

In 3Q07, fixed telephony subscribers reached 54 thousand, with 30 thousand net additions in the quarter, benefiting from TV Cabo’s first large-scale above-the-line advertising campaign launched at the beginning of May and from the triple-play campaign launched in September.

ARPU

Blended ARPU in 3Q07 amounted to Euro 30.9, an increase of 4.7% y.o.y, underpinned by the rise in RGUs per subscriber from 1.39 per subscriber at the end of 3Q06 to 1.52 per subscriber at the end of 3Q07, a result of the increased penetration of the extended basic package and of the growth in broadband Internet, as well as the strong take-up of the telephony service and better segmentation of offer and tariff plans.

Audiovisuals and Cinema Exhibition

In 3Q07, 3 of the 10 top titles released were distributed exclusively by PT Multimedia. The blockbusters distributed by PT Multimedia in the quarter were “Ratatouille”, “Transformers” and “Wild Hogs”.

In the Cinema Exhibition division, cinema tickets sold by PT Multimedia in Portugal in 3Q07 totalled 2,284 thousand, an increase of 3.3% y.o.y, equivalent to a market share of 50%.

The Portuguese retail home entertainment market grew by 14% y.o.y in 3Q07, according to GFK Group market research (sales from retailers to consumers). In 3Q07, and also according to this study, sales of PT Multimedia products by retailers to consumers rose by 35% y.o.y, increasing PT Multimedia’s market share in the third quarter from 22% to 26%. In 3Q07, PT Multimedia home video sales to retailers increased by 36% y.o.y. Several titles contributed significantly to this performance, namely “Flushed Away”, “Meet the Robinsons”, “High School Music” and “Cinderella 2”.

03   Consolidated Income Statement

Table 3 Consolidated Income Statement	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Consolidated operating revenues	176.9	164.5	7.5%	527.6	489.1	7.9%
Pay TV, Broadband and Telephony	155.5	145.5	6.9%	466.3	437.3	6.6%
Audiovisuals	14.5	13.7	6.2%	43.4	38.0	14.3%
Cinema Exhibition	12.4	12.3	1.6%	33.9	31.5	7.7%
Other and eliminations	(5.6)	(7.0)	(19.4)%	(16.1)	(17.7)	(8.9)%
Consolidated operating costs, excluding D&A	120.0	112.2	7.0%	356.6	330.7	7.8%
Wages and salaries	10.3	8.1	27.3%	30.2	29.6	2.1%
Direct costs(1)	53.9	48.7	10.6%	163.2	151.9	7.4%
Programming costs	38.1	36.7	4.0%	115.0	111.4	3.3%
Other direct costs	15.7	12.0	30.7%	48.2	40.5	19.0%
Commercial costs(2)	15.4	13.5	14.2%	39.6	33.8	17.3%
Other operating costs	40.4	41.9	(3.5)%	123.6	115.5	7.0%
Depreciation and amortisation	26.9	25.3	6.2%	81.4	76.2	6.9%
Other expenses (income)	6.0	0.5	n.m.	7.9	(7.6)	n.m.
Work force reduction costs	3.3	0.4	n.m.	3.5	0.4	n.m.
Net losses/(gains) on disp. of fixed assets	2.5	(0.5)	n.m.	2.9	(0.3)	n.m.
Net other costs/(income)	0.2	0.6	(71.6)%	1.5	(7.7)	n.m.
Income before financ. & inc. taxes	23.9	26.4	(9.5)%	81.6	89.8	(9.1)%
Financial expenses (income)	4.8	2.4	101.2%	5.1	6.0	(15.0)%
Net interest expenses	2.9	2.3	26.1%	7.5	6.0	26.5%
Net foreign currency exchange losses (gains)	(0.1)	0.1	n.m.	(0.2)	(0.2)	(10.8%)
Equity in losses (earnings) of affiliates	(0.5)	(0.0)	n.m.	(1.9)	0.2	n.m.
Net other financial expenses/(income)	2.5	0.0	n.m.	(0.3)	0.1	n.m.
Income before income taxes	19.1	24.1	(20.5)%	76.5	83.8	(8.7)%
Income taxes	(6.8)	(6.4)	7.4%	(22.2)	(20.9)	6.0%
Income from continued operations	12.3	17.7	(30.5)%	54.3	62.9	(13.6)%
Income from discontinued operations	0.0	0.0	n.m.	0	0.0	n.m.
Income applicable to minority interests	(0.8)	(0.8)	(3.1)%	(2.4)	(2.5)	(2.5)%
Consolidated net income	11.5	16.9	(31.8)%	51.9	60.4	(14.0)%

(1)             Direct costs include primarily programming costs and telecom costs

(2)             Commercial costs include commissions, marketing and publicity expenses and cost of equipment sold

Operating Revenues

Operating revenues increased by 7.9% y.o.y to Euro 528 million in 9M07, reflecting the increase in revenues across all of PT Multimedia’s businesses, with revenues in the Pay-TV, Broadband and Telephony business increasing by approximately Euro 30 million in the first nine months of 2007.

In 9M07, Pay-TV, Broadband and Telephony accounted for 88.4% of PT Multimedia’s consolidated operating revenues. Operating revenues in the Pay-TV, Broadband and Telephony business increased by 6.6% y.o.y to Euro 466 million in 9M07, with service revenues increasing by 6.9% y.o.y to Euro 459 million. The increase in service revenues results mainly from the 4.8% increase in Pay-TV subscribers and the 5.7% increase in blended ARPU, as described above.

In 9M07, operating revenues in the Audiovisuals business increased by 14.3% y.o.y to Euro 43 million, due to (1) the recovery of Video/DVD sales, as a consequence of the variety and quality of the titles released in 9M07, and (2) the increase in revenues from movie exhibition rights, reflecting the fact that PT Multimedia distributed 5 of the top 10 titles to theatres in 9M07.

Operating revenues in the Cinema Exhibition business increased by 7.7% in 9M07 to Euro 34 million, due to the 4.3% increase in cinema tickets sold during the first nine months, which resulted partly from the opening of new cinemas and also from a larger number of movie releases, from successful marketing and from broadening the range of services provided to customers.

Consolidated Operating Costs

Consolidated operating costs, excluding depreciation and amortisation, were Euro 357 million in 9M07, an increase of 7.8% y.o.y, primarily as a result of the increase in direct costs, commercial costs, and other operating costs as further described below.

Wages and salaries increased by 2.1% to Euro 30 million in 9M07, mainly due to a slight increase in the number of employees, compared to the same period last year, which rose by 68 to a total of 1,413 employees at the end of September 2007. The increase in wages and salaries of 27.3% in 3Q07 is mainly related to an accounting change regarding the recognition on a more linear basis of vacation pay and bonus expenses throughout the year. Wages and salaries represent 5.7% of consolidated operating revenues.

Direct costs, which include programming costs, telecom costs and other direct costs, increased by 7.4% y.o.y to Euro 163 million in 9M07. This cost item represented 30.9% of consolidated operating revenues. Programming costs, which are the main component of direct costs, increased by 3.3% y.o.y. to Euro 115 million in 9M07 (against a 6.9% y.o.y. increase in service revenues in the Pay TV, broadband and telephony businesses) mainly as a result of the growth in Sport TV costs due to price increases and the rise in Sport TV subscribers. The increase in other direct costs is primarily explained by: (1) the increase in advertising revenue share (+ Euro 2 million) due to the 20% increase in advertising revenues, (2) traffic costs generated by the telephony service, which in 9M07 amounted to Euro 1.5 million, (3) the increase in the broadband subscriber base leading to an increase of Euro 1.4 million in capacity costs, and (4) the increase in audiovisual exhibition rights of Euro 1.1 million.

Commercial costs, which include the cost of products sold, marketing and publicity and commissions, increased by Euro 6 million to Euro 40 million in 9M07. This cost item represented 7.5% of consolidated operating revenues. The increase in commercial costs in 9M07 was mainly due to the increase in commissions related to the growth in the subscriber base, and also due to the increase in marketing and publicity expenses relating to the launch of the telephony service, the broadband service promotional campaign and the triple-play campaign, which contributed significantly to the increase in sales of these services (RGUs up by 14.7% in the period).

Other operating costs, which include primarily support services, supplies and external expenses, maintenance and repairs expenses and provisions, increased by Euro 8 million to Euro 124 million in 9M07. This increase is primarily related to: (1) capacity increases at call centres and back office functions to support an improvement in the quality of services provided; (2) higher outsourcing costs related to the roll-out of the new management and information systems; and (3) higher servicing and provisioning costs relating to the take-up of the broadband and digital Pay-TV services.

Net Income

Depreciation and amortization costs rose by 6.9% y.o.y to Euro 81 million in 9M07. This cost item, which accounted for 15.4% of consolidated operating revenues, increased primarily due to a higher level of capex in 2006, including: (1) the leasing of additional transponders; (2) the roll-out of new homes passed; (3) the installation of set-top boxes related to the digitalization programme, and (4) investment in new management and information systems.

Work force reduction costs amounted to Euro 3.5 million in 9M07 and include mainly a provision in connection with the spin-off amounting to Euro 3 million recorded in September 2007.

Losses on disposals of fixed assets amounted to Euro 2.9 million in 9M07, compared to net other income of Euro 0.3 million in the same period of last year. In 9M07, this item includes mainly a write-off of obsolete equipment in the Pay TV, Broadband and Telephony business amounting to Euro 2.4 million, and a write-off of obsolete equipment in the Cinema Exhibition divisions amounting to Euro 1.3 million.

Net other costs amounted to Euro 1.5 million in 9M07, compared to net other income of Euro 7.7 million in the same period of last year. In 9M06, this item included a gain of Euro 8 million in connection with the partial reversal of a provision for contingencies relating to the disposal of Lusomundo Media (Euro 18 million), namely the settlement with the acquirer of the indemnities considered for the sale and purchase agreement.

Net interest expenses totalled Euro 7.5 million in 9M07, as compared to Euro 6.0 million in the same period of last year, and include interest related to the financial commitments regarding long-term telecommunications contracts and transponders totalling Euro 5 million in 9M07 and Euro 4.7 million in 9M06.

Equity in earnings of affiliated companies reached Euro 1.9 million in 9M07 compared to a loss of Euro 0.2 million in 9M06. In 9M07, this item primarily included PT Multimedia’s share in the results of Octal TV (gain of Euro 0.4 million) and Lisboa TV (gain of Euro 1.2 million). Octal TV is the main provider of set-top boxes for TV Cabo, and Lisboa TV is the owner of Portugal’s leading news channel — SIC Notícias.

Net other financial income amounted to Euro 0.3 million in 9M07 compared to a loss of Euro 0.1 million in 9M06. In 9M07, this item primarily included a gain of Euro 2.2 million obtained following the financial settlement of an equity swap over 925 thousand of own shares, which is partially offset by a provision for financial expenses related to the spin-off totalling Euro 2 million.

Income taxes increased to Euro 22.2 million in 9M07 compared to Euro 20.9 million in the same period last year. The reduction in income before income taxes was more than offset by an increase in the effective tax rate to 29.0% in 9M07, compared to 25.0% in the same period of last year, primarily due to (1) an increase in non-deductible expenses related to the write-off of certain obsolete Pay-TV and Broadband equipment and (2) the reversal  in 9M06 of the provision for contingencies in connection with the disposal of Lusomundo Media amounting to Euro 8 million, of which only 50% was taxable in accordance with Portuguese tax law.

Income attributable to minority interests was broadly flat reaching Euro 2.4 million in 9M07, which included mainly the income applicable to the minority interests in Cabo TV Madeirense and Cabo TV Açoreana, the operating subsidiaries of PT Multimedia in the Madeira and Azores islands, respectively.

Net income totalled Euro 51.9 million in 9M07, which compares to Euro 60.4 million in 9M06. In 9M07, net income includes the write-off of obsolete equipment (Euro 3.7 million, net of the related tax effect). In 9M06, net income included a gain, net of the related tax effect, of Euro 6.9 million related to the above mentioned partial reversal of the provision for contingencies on the disposal of Lusomundo Media.

04   Capex

Table 4 Capex	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Pay-TV and Broadband Internet infrastructure	14.6	9.7	50.7%	44.7	31.8	40.8%
Terminal equipment	4.8	4.4	11.4%	10.5	17.6	(40.4)%
Transponders	—	—	n.m.	—	19.0	(100.0)%
Other(1)	3.9	6.6	(40.4)%	8.9	27.6	(67.6)%
Total capex	23.4	20.7	13.3%	64.2	96.0	(33.1)%

(1)             In 9M06, this caption included the following non-recurring capex: (1) Euro 6 million related to the acquisition of a new movie catalogue in the audiovisual business; and (2) Euro 4 million related to the acquisition of equipment in the audiovisuals business

Capex decreased by 33.1% y.o.y in 9M07 to Euro  64 million, equivalent to 12.2% of operating revenues (19.6% in the same period of last year). Capex in 9M07 was directed towards: (1) the launch of voice services; (2) additional homes passed; and (3) network upgrades to provide greater customer bandwidth and improve quality of service.

05   Cash flow

Table 5 Cash flow Components	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Change in working capital	(13.6)	8.7	n.m.	(12.6)	2.2	n.m.
Interest paid	(3.4)	0.2	n.m.	(4.6)	0.2	n.m.
Income taxes paid by certain subsidiaries(1)	(1.4)	(0.7)	97.5%	(2.5)	(1.9)	30.5%
Equity swap financial settlement	—	—	n.m.	2.2	0.0	n.m.
Transponders and Telecom contracts	(14.3)	(15.3)	(6.1)%	(34.3)	(33.7)	1.7%
Other cash movements	(6.5)	(7.4)	(12.2)%	(4.5)	(10.1)	(55.5)%

(1)             This item relates to the income taxes paid by Cabo TV Madeirense and Cabo TV Açoreana.

In 9M07, there was an investment in working capital of Euro 13 million, compared to a divestment of Euro 2 million in the same period last year. The investment in working capital of Euro 13 million in 9M07 is mainly related to (1) the acquisition of exhibition rights by Sport TV, (2) the increase in inventories mainly due to the introduction of a new model of set-top box, and (3) the decrease in accounts payable to suppliers mainly due to a higher level of payments to PT Group companies in connection with the termination of certain contracts as a result of the spin-off, which together more than offset the Euro 20 million decrease in accounts receivable due to the continuous efforts of TV Cabo to strengthen its billing and collection processes.

06   Consolidated Balance Sheet

Table 6 Balance sheet	Euro million

	30 September 2007	31 December 2006
Current assets	274	260
Cash and equivalents	47	39
Accounts receivable, net	142	162
Inventories, net	30	15
Taxes receivable	7	12
Prepaid expenses and other current assets	48	32
Non-current assets	670	715
Investments in group companies	17	18
Intangible assets, net	253	284
Fixed assets, net	311	297
Deferred taxes	71	89
Other non-current assets	17	27
Total assets	943	975
Current liabilities	395	355
Short term debt	145	92
Accounts payable	175	188
Accrued expenses	50	51
Deferred income	3	2
Taxes payable	11	13
Current provisions and other liabilities	10	10
Non-current liabilities	157	196
Medium and long term debt	135	174
Non-current provisions and other liabilities	22	22
Total liabilities	551	551
Equity before minority interests	383	415
Share capital	3	31
Share issued premiums	-	-
Own shares	-	(9)
Reserves, retained earnings and other	328	322
Net income	52	71
Minority interests	9	9
Total shareholders' equity	392	424
Total liabilities and shareholders' equity	943	975

Net Debt

As of 30 September 2007, consolidated net debt amounted to Euro 233 million. Excluding financial commitments relating to long-term telecom contracts and transponders, PT Multimedia’s net debt at the end of September 2007 amounted to Euro 75 million. The increase in net debt of Euro 36 million in 9m06 was due to the dividends paid in the first nine months of 2007 amounting to Euro 95 million (Euro 93 million related to PT Multimedia and Euro 2 million related to Cabo TV Madeirense and Cabo TV Açoreana), which were offset by the free cash flow of Euro 51 million generated in the period and the decrease of Euro 9 million in net debt as a result of the financial settlement of equity swaps described above.

Table 7 Net Debt	Euro million

	30 September 2007	mill31 December 2006i	ChangeEuro	Change (%)
Short term	145.3	91.7	53.6	58.5%
Bank loans(1) Net	10.5	14.0	(3.5)	(25.0)%
Shareholder loans	96.5	34.6	61.8	178.6%
Liability with equity swaps on own shares(2)	0	9.0	(9.0)	(100.0)%
Financial leases	2.5	1.2	1.4	116.7%
Long-Term Telecom Contracts	24.9	23.4	1.4	6.1%
Transponders	10.9	9.4	1.5	15.6%
Medium and long term	134.7	174.0	(39.2)	(22.6)%
Bank loans	10.5	17.5	(7.0)	(40.0)%
Financial leases	1.7	1.9	(0.1)	(7.1)%
Long-Term Telecom Contracts	0	24.0	(24.0)	(100.0)%
Transponders	122.5	130.6	(8.1)	(6.2)%
Total debt	280.0	265.6	14.4	5.4%
Cash and short term-investments	46.7	38.8	7.8	20.2%
Net debt	233.3	226.8	6.5	2.9
Net debt, excluding transponders and long-term telecom contracts	75.1	39.3	35.7	90.8%

(1) This item corresponds to 50% of bank loans contracted by Sport TV.

(2) This item corresponds to the notional amount of equity swaps contracted over 925 thousand PT Multimedia shares.

Shareholders’ Equity (excluding Minority Interests)

As at 30 September 2007, shareholders’ equity excluding minority interests amounted to Euro 383 million, a decrease of Euro 32 million from the end of 2006, as a result of the dividends paid in 9M07 (Euro 93 million), which more than offset the net income generated during the period (Euro 52 million) and the cancellation of the treasury stock recorded at the end of 2006 amounting to Euro 9 million in connection with the equity swaps on own shares existing at that date, following the financial settlement of those equity swaps as further described above.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. The level of distributable reserves is primarily impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid.

As at 30 September 2007, distributable reserves of PT Multimedia amounted to Euro  330 million, a decrease of Euro 24 million from the end of 2006, mainly as a result of the dividends paid in 9M07 (Euro 93 million) and unpaid dividends by certain subsidiaries (Euro 6 million), which more than offset the net income generated in the period under Portuguese GAAP (Euro 47 million), and the Euro 28 million increase in distributable reserves following the completion of the share capital restructuring approved at the Annual Shareholders Meeting of 24 April 2007.

Additional Information

This earnings release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia’s services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia’s filings with the Portuguese Securities and Exchange Commission.

Portugal Telecom has issued an information statement to holders of American Depositary Shares (“ADSs”) representing ordinary shares of Portugal Telecom and to U.S. resident holders of Portugal Telecom’s ordinary shares describing the spin-off. The information statement includes, among other things, information regarding: (i) the spin-off; (ii) risks relating to the spin-off; (iii) the business, financial condition and results of operations of PT Multimédia; (iv) certain tax considerations for holders of Portugal Telecom ADSs and U.S. holders of Portugal Telecom ordinary shares; (v) certain relationships between Portugal Telecom and PT Multimédia; (vi) the management of PT Multimédia; and (vii) a description of the ordinary shares of PT Multimédia.  Portugal Telecom urges holders of its ADSs and U.S. resident holders of its ordinary shares to review the information statement carefully.

This communication is not an offer to sell or the solicitation of an offer to buy any securities.

Contacts

José Pedro Pereira da Costa
Chief Financial Officer

Gonçalo Morais Soares
Head of Investor Relations, Planning and Control
goncalo.m.soares@pt-multimedia.pt

Lídia Falcão
Investor Relations
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on the Euronext Stock Exchange.